

33 East Main Street
Suite 500
Madison, WI 53703-3095
Mailing Address:
P.O. Box 2038
Madison, WI 53701-2038
Phone:
608.257.7181
Fax:
608.257.2508
www.murphydesmond.com

Jennifer M. Krueger
Direct Line 608.268.5577
Facsimile 608.257.4333
jkrueger@murphydesmond.com

MurphyDesmond S.C.
LAWYERS

Received SEC
DEC 29 2009
Washington, DC 20549

28 December 2009

RECEIVED
DEC 29 2009
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Attn: Ms. Janice McGuirk, Examiner
c/o Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Oakleys Shooting Range, Inc.

Dear Ms. McGuirk:

Below are the requested responses to the SEC's comments from December 17, 2009:

Part II. Offering Circular

1. **We note your response to comment 3 which indicates that the individuals will limit their sales activities as set forth under Rule 3a4-l(a)(4)(ii) and (iii). We do not understand your response. We note your disclosure that it is anticipated that each of these individuals will conduct an informational meeting to potential investors. Please note that Rule 3a4-1(a)(4)(iii) requires the associated person to restrict their participation to means that do not involve oral solicitation of a potential purchaser. It appears that conducting an informational meeting with potential investors would not fit within 3a4-1(a)(4)(iii). Please revise your disclosure to clearly indicate how each of the individuals will satisfy the elements of Exchange Act Rule 3a4-1(a)(4)(ii) or (iii).**

   The response has been revised as follows:

   The securities will be offered as follows:

   Internet. The Company has secured the website, www.oakleysshootingrange.com. Once the applicable securities regulators have approved the Offering, the Company will create a page on its website to

solicit sales of its securities. The first page will state that the Company seeks to raise a maximum of $2,960,000 through the sale of non-voting preferred stock and voting common stock to Wisconsin and Minnesota residents only. Potential investors will then have to double-click on a button affirming that the interested individual is a Wisconsin or Minnesota resident.

The next page on the website will contain two sections: (i) a place for a registered potential investor to enter his or her username and password; or, (ii) a place for new potential investors to register and obtain a username and password by entering his or her name, address (with a dropdown box listing only Wisconsin or Minnesota as potential states), email address and selecting a username and password. This registration requirement will allow the Company to track those individuals that have accessed the Offering. The page will also contain an election by the potential investor to receive the Offering materials electronically or a hard copy via the mail. The potential investor may change his or her preferred method of delivery by emailing the Company his or her delivery preference change at any time during the course of the Offering.

If the potential investor selects the hard copy via mail option, the webpage will thank the potential investor for his or her interest and advise the potential investor that the Company will send the Offering to the potential investor at no charge via mail in 3-5 business days.

If the potential investor elects to receive a copy of the Offering electronically, a webpage with a downloadable PDF copy of this Offering will be available to the potential investor. The PDF version of the Offering will be available to all potential investors with a username and password.

The potential investor will be immediately notified of any amendments or supplements to the Offering: (i) via email if the potential investor consented to the electronic delivery of information related to the Offering; or, (ii) via mail if the potential investor desires to receive notifications via mail.

All supplemental sales literature will include a prominent statement that the Offering is being sent or delivered electronically, provide instructions on access to the electronic Offering and state that a hardcopy of the Offering is available without charge.

Nancy Bode, Joe Harrison and Dan Parkinson are exempt from broker-dealer registration pursuant to Exchange Act Rule 3a4-1. These individuals will only sell the Company's securities and do not conduct these securities-related actions as part of a regular business. None of these individuals are subject to a "statutory disqualification" as defined in Section 3(a)(39) of the Act. Further, none of these individuals will be compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions. None of these individuals are associated persons of a broker or dealer now or within the last 12 months. Nancy Bode, Joe Harrison and Dan Parkinson will not participate in selling an offering of securities for any issuer more than once every 12 months. Nancy Bode, Joe Harrison and Dan Parkinson shall restrict their activities to: (i) preparing and answering written communication approved by a partner, officer or director of the issuer to potential purchasers; (ii) responding to inquiries of potential purchasers in communications initiated by the potential purchasers; and, (iii) performing ministerial and clerical work involved in effecting any transaction. These communications and responses will be limited to information contained in this Offering.

Item 5. Unregistered Securities Issued or Sold Within One Year

2. **We note 204 voting common shares were issued to the founders throughout fiscal 2008 for $40,800. Explain your basis for offering these shares at $200, as required by Item 5(a)(3).**

   The response has been revised to include the following: The basis for offering these shares for $200 to the founding Shareholders is to compensate them for creating the concept of the Company.

Risk Factors, page 3

3. **As previously requested, please add a separate risk factor to address the present financial position of the company or advise us why the risk factor is not necessary.**

   The response has been revised to include the following risk factor:

   The Company's Future Viability Is Unknown. The Company has not conducted any operations and has never had any revenues or net income to date. The Company must secure $1,400,000 in financing and achieve the minimum offering of $1,100,000 to purchase real estate, construct its facility and purchase equipment before it is able to commence any operations. There is no guaranty that the Company will be able to generate sufficient revenues from operations to be a profitable business.

4. **We note your response to comment 9. Please add a separate risk factor to address the risks presented by the absence of a trading market.**

   The response has been revised to include the following risk factor:
   <u>Purchases May Encounter Issues In Selling The Shares</u>. There is no public trading market for the Company's Shares. Therefore, Purchases may encounter issues if the Purchaser wants to sell the Shares because there is not an established market with buyers interested in purchasing shares.

5. **We re-issue comment number 6 from our letter dated October 22, 2009. Please revise your risk factor subheadings to ensure they specifically disclose the material risk that you discuss in the text. Refrain from merely stating facts or describing events that may occur in the future in your subheadings. <u>Explain how the risk factor is a risk or harm</u>. Subheadings such as "Limited Operating History," "Forced Reductions if only the Minimum Offering is Raised," "Customers Limited Funds," "No Current Cash Distributions," "Costs of the Offering" do not explain the risk or possible harm to the company. Please revise all risk factors as appropriate.**

   The risk factors have been revised as follows:

   (a) <u>The Company Will Never Commence Operations If It Fails To Obtain Financing From The Small Business Administration</u>. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering, which will still be held in escrow, to the subscribers.

   (b) <u>The Company's Future Viability Is Unknown</u>. The Company has not conducted any operations and has never had any revenues or net income to date. The Company must secure $1,400,000 in financing and achieve the minimum offering of $1,100,000 to purchase real estate, construct its facility and purchase equipment before it is able to commence any operations. There is no guaranty that the Company will be able to generate sufficient revenues from operations to be a profitable business.

   (c) <u>The Company's Financial Position Is Unstable</u>. The Company was organized on August 4, 2008 and does not have any meaningful operating history. For this reason, there is not enough information or history to base future performance.

Before the Company can begin generating any revenue, it must purchase real estate, construct a building, purchase the necessary equipment and attract enough customers to bring in sufficient revenue to the business. Since the Company is a new business, Management does not know if the Company will attract a sufficient number of customers who will spend monies to cause the Company to breakeven or generate a profit. It is a risk of this venture, as a new type of business in this geographic area, to attract customers that will generate sufficient monies to breakeven. The Company currently has working capital in the amount of $2,018. There is insufficient working capital as a reserve beyond 3 months of initial operations.

(d) <u>The Company Will Reduce Its Facility And Services If Only The Minimum Offering Is Raised Which Will Likely Impact The Company's Operations.</u>. If only the minimum Offering of $1,100,000 is raised or some amount substantially less than $2,960,000 is raised, the Company will make decisions about reducing expenditures for the size of the building, inventory and equipment purchases and other costs of operation. These reductions will likely have a material impact on the Company's operations. These reductions will likely include: (i) eliminating the archery and video shooting area; (ii) removing the gun cleaning area; and, modifying the site plan for reductions in the building's size.

(e) <u>The Company May Be Unable To Generate Sufficient Revenue To Sustain Its Operations</u>. The recent economic downturn may negatively impact the Company's operations. Potential customers may have limited funds to spend on recreational activities such as shooting and archery. The Company will not be successful if it is unable to attract customers who will spend money at its facilities.

(f) <u>Injuries Or Death As A Result Of Firearm Or Archery Use</u>. Firearms and archery equipment will be used at the Company's facility. While the Company will take several steps to make the facility as safe as possible, there is no guarantee that a customer will not suffer an injury or death as a result of the activities. While the Company is exploring insurance options for this risk, the Company may be financially responsible in the event of an injury or death.

(g) <u>The Company May Be Unable To Generate Sufficient Revenue To Make Distributions To Shareholders</u>. To date, the Company has not paid any dividends. The Company cannot reasonably forecast when it will generate sufficient revenue to make distributions because the Company has not commenced operations and has never had any revenues or net income to date.

(h)   <u>Founding Shareholders Will Control The Company Even If All Voting Common Shares Are Purchased</u>. The preferred stock does not have any voting rights. Rather, all shareholder decisions are made by vote of the shareholders holding the voting common shares. Even if an investor purchased all available 96 voting common shares under this Offering, the investor would not hold a majority of the voting common shares and, therefore, would be unable to control the outcome of the shareholder vote.

Currently, the Company's founders own the following shares of common voting stock: Nancy Bode (66 shares), Joe Harrison (66 shares), Dan Parkinson (66 shares) and Theresa Taylor Olson (6 shares). The founders will hold the majority of the voting common shares even if all of the voting common shares offered are purchased.

(i)   <u>The Offering Price Of The Shares Is Arbitrary</u>. The price of the Shares offering in this Offering bears no relationship to the assets, book value, net worth or any recognized criteria of value of the Company. The price of the Shares ($10,000 per share of voting common stock and $250 per share of non-voting preferred stock) was determined arbitrarily by management of the Company. In determining the Offering price, the Company considered, among other things, the Company's financial resources and its growth and profit potential. In 2008, Nancy Bode, Joe Harrison and Dan Parkinson paid $200 per share of voting common stock. Theresa Taylor Olson received her 6 shares in exchange for the following services performed for the Company valued at $1,200: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering. There is no guaranty that a Purchaser is paying a price that reflects the Purchaser's investment in the Company.

(j)   <u>Purchases May Encounter Issues In Selling The Shares</u>. There is no public trading market for the Company's Shares. Therefore, Purchases may encounter issues if the Purchaser wants to sell the Shares because there is not an established market with buyers interested in purchasing shares.

(k)   <u>Limited Transfer Of The Shares</u>. Federal and state securities laws may provide substantial limitations on the transferability or the assignability of the Shares. Should a change in circumstances arising from an event not presently contemplated cause purchaser to desire to transfer his or her Shares or any portion thereof, purchaser may be prohibited from doing so, and even if permitted, purchaser may find no buyer for the Shares due to market conditions or the general illiquidity of the Shares. There is no established or public market for the Shares and it Is not anticipated that a public market for the Shares will develop.

Further, the Company's bylaws restrict the transfer of the voting common stock. Absent an affirmative vote of the Board of Directors, transfer of the voting common stock is restricted to the common shareholder's: (i) spouse, children, parents or siblings ("Family Members"); (ii) a trust where the shareholder is the grantor and the shareholder's Family Members are the beneficiaries; and, (iii) the Company. The Company's Bylaws do not restrict the transfer of the non-voting preferred stock.

(l)   Inexperience Of The Officers And Directors May Hamper the Company's Operations. The Company's officers and directors have no experience in the operation of a company in the start-up or development stage. The ability of the Company to construct a facility and attract customers will depend upon the managerial abilities of the officers and directors. There is no assurance that the operation of the Company will be profitable.

(m)   Not All Of The Offering Proceeds Will Be Used For The Future Growth Of The Company. No commissions or other form of remuneration will be paid to anyone involved in the offer and sale of the Shares. The Company will use its operating revenue or a portion of the proceeds from this Offering of Shares to pay for expenses relating to making the offer of the Shares, including legal expenses of approximately $50,000. The Company has already been billed for approximately $35,000 in legal fees, $30,000 of which are listed as an Accounts Payable on the Balance Sheet.

6. **We re-issue comment number 7 from our October 22, 2009 letter. We do not understand the basis for your belief that the company will be able to make distributions in 2013 (the stated time period) given that the company has not commenced operations and has never had any revenues or net income to date. Please revise your statement as appropriate.**

The response has been revised as follows:

The Company May Be Unable To Generate Sufficient Revenue To Make Distributions To Shareholders. To date, the Company has not paid any dividends.

The Company cannot reasonably forecast when it will generate sufficient revenue to make distributions because the Company has not commenced operations and has never had any revenues or net income to date.

7. **Please revise to address the nature of the risk to investors from the arbitrary establishment of the offering price.**

The response has been revised as follows:

The Offering Price Of The Shares Is Arbitrary. The price of the Shares offering in this Offering bears no relationship to the assets, book value, net worth or any recognized criteria of value of the Company. The price of the Shares ($10,000 per share of voting common stock and $250 per share of non-voting preferred stock) was determined arbitrarily by management of the Company. In determining the Offering price, the Company considered, among other things, the Company's financial resources and its growth and profit potential. In 2008, Nancy Bode, Joe Harrison and Dan Parkinson paid $200 per share of voting common stock. Theresa Taylor Olson received her 6 shares in exchange for the following services performed for the Company valued at $1,200: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering. There is no guaranty that a Purchaser is paying a price that reflects the Purchaser's investment in the Company.

Business and Properties, page 5

8. **We note your statement that the company intends to acquire real estate in Douglas County for an estimated cost of $1 00,000. We also note the company's statement, in your milestones section on page 17 and in your Use of Proceeds section, that the cost of the land is estimated at $150,000. Finally, we note your response to Question 10(c) on page 28 that the company will use $100,000 to purchase real estate for the indoor shooting range. Please revise your disclosure as necessary.**

The responses have been revised to state that the Company intends to acquire real estate in Douglas County for an estimated cost of $150,000.

9. **Please revise your business section to address when the company will be required to start repaying the SBA loan if it is obtained. Also address this information in your section addressing the probable consequences to the company of delays in achieving each of the milestone events.**

The responses have been required to include the following:

The monthly payments on the SBA504 loan will begin within 30-60 days after the loan documentation is executed.

Delays with obtaining financing from the Small Business Administration will delay the Company's plans to construct the facility and beginning revenue-generating activities. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with its plans and will promptly return all funds raised under this Offering to subscribers.

Milestones, page 15

10. **We note your response to comment 24 and the deletion of the sale of securities milestone event. After further consideration of your revised disclosure throughout the Offering Circular, please reinsert the sale of securities milestone event.**

The response has been revised to include the following:

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
Sale of securities pursuant to this Offering.	A delay in the sale of securities will cause a delay in the Company achieving its minimum offering. This minimum offering delay will force the Company to wait to purchase real estate until the minimum offering is achieved. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.	February 1, 2011.

11. **Please revise to update your disclosure in this section. We specifically note you indicate your estimated operating expenses from August 2009-July 2010.**

The response has been revised to include the following operating expenses for December 2009 to December 2010:

| Estimated operating expenses and repayment of accounts payable. | During the upcoming fiscal year, the Company anticipates that it will incur the following operating expenses even if the Offering is unsuccessful:

• $2,900 to Faster Solutions for future development of the Company's website, including, but not limited to, the placement of this Offering on the site (anticipated to be incurred during the 1st quarter of 2010).

• $1,000 on Company promotional items such as hats and mugs (anticipated to be incurred in the Spring 2010).

• $75 for membership in the National Shooting Sports Federation (anticipated to be incurred in the Summer 2010).

• $1,000 for presence at shooting and archery trade shows (anticipated to be incurred in the Spring 2010).

• $5,000 for attorneys' fees (anticipated to be incurred throughout the fiscal year).

• $5,000 for accounting fees (anticipated to be incurred throughout the fiscal year).

• $10,000 for printing and potential investor packet design (connected to the Offering).

The Company also has the following accounts payable during the upcoming year:

• $50,000 for attorneys' fees to be paid from the Offering proceeds.

• $421 monthly payments on the NE Entrepreneur Fund of the Development Association of Douglas County loan until the minimum offering amount is achieved.

• Monthly payments on the SBA504 loan in an amount to be determined. These payments will not begin until the minimum amount of this Offering is achieved and the SBA504 loan documents are executed. |

12. **Please make a clear statement in the event section "Secure financing from the Small Business Administration ... " that there is no guarantee or assurance that the Small Business Administration will lend to the company even if the minimum amount is reached in this offering.**

    The response has been revised to include the following statement: There is no guaranty that the Company will secure a loan from the Small Business Administration even if the minimum amount of the Offering is achieved.

13. **We note your statement that the anticipated cost for securing financing from the Small Business Administration is $0. It would appear that there is a cost associated with preparing the application, resumes, the company's financial information, the site plans, etc. to submit the completed application to the SBA. Please revise as appropriate.**

    The response has been revised to include the following cost associated with the SBA application:

    Anticipated Cost: $500 to update financial statements.
    The founding Shareholders will not charge the company for their time in creating the rest of the application documents. The necessary project plans are already completed.

14. **We note your estimated operating expenses and repayment of accounts payable milestone event. Please revise this event to clarify which, if any, of the noted expenses will be incurred even if the company's offering is not successful. Also address the timing of those expenses which are not connected to the company's offering.**

    Please see Response to Comment #11.

15. **Please revise the "Build the facility ..." event milestone to indicate how many months it will take to finish construction of the facility.**

    The response has been revised to include a statement that it will take 3-4 months to construct the facility.

Offering & Price Factors, page 21

16. **We note your changes in your response to Question 7(b). Please revise to include the dollar amount of consideration in services received from Theresa Olson for the 6 shares of voting common stock.**

The response has been revised to state that the dollar amount of consideration in services received from Theresa Olson for 6 shares of voting common stock is $1,200.

17. **We note your response to Question 8(b). Please clarify your response and explain to us the meaning of "If the maximum is sold: 59% If the minimum is sold: 35%." We may have further comment.**

We have removed these percentages from the response.

Use of Proceeds, page 25

18. **We note your response to Question 9(b) that none of the proceeds is going to be used to discharge indebtedness. We note that the company will be paying the NE Entrepreneur Fund of the Development Association of Douglas County, some repayment of the SBA loan and $50,000 in attorney's fees from the offering proceeds. Please revise as appropriate or advise.**

The response to Question 10(b) has been revised to include the following:

The following indebtedness will be paid from the Offering proceeds:

- NE Entrepreneur Fund of the Development Association of Douglas County: monthly repayment (8.6% interest rate) of $213 until May 2014; monthly repayment (0% interest rate) of $208 until May 2011.

- SBA504 loan repayment: TBD

- Legal fees to Murphy Desmond S.C. for fees associated with the Offering: $50,000.

- Accounting fees to Donn Berquist associated with the Offering: $5,000.

    The Company used the proceeds from Nancy Bode, Joe Harrison and Dan Parkinson's purchase of their respective Shares in the Company to pay down the loans from those Shareholders. No Offering proceeds will be used to repay the loans owed to Nancy Bode, Joe Harrison and Dan Parkinson.

19. **We note that your financial statements and notes to the financial statements indicate that the company has borrowed money from the shareholders on a short term basis to meet the company's cash flow requirements. Please address**

whether the proceeds will be used to discharge this indebtedness. We also note that the amount due to shareholders decreased from $15,859 as of December 31, 2008 to $1,563 as of September 30, 2009. Please advise us where the company obtained the funds to repay the indebtedness to the shareholders. We may have further comment.

Please see the response to Comment #19.

20. We note your response to Question 12 that "the company needs $1,400,000 in financing from all sources to proceed with its plans." Please revise this statement to clarify that the $1,400,000 in financing required is in addition to the required minimum offering amount of $1,100,000 before the company can proceed with its plans.

The response has been revised to include the following statement: The Company needs $1,400,000 in financing from all sources and to achieve the minimum amount of this Offering ($1,100,000) to proceed with its plans.

Plan of Distribution, page 37

21. We note your response to comment 40 that the offering period has been revised to February 1,2010 to February 1,2011. We note your disclosure in response to Question 26(b) that the funds will be returned by the escrow agent if the minimum proceeds are not raised on November 1,2010 (one year from the date of this offering). Please revise your disclosure accordingly.

The response has been revised to change November 1, 2010 to February 1, 2011.

22. We note your response to Question 26 that the funds will be placed in escrow until the minimum proceeds are raised. We also note your statement in the Business section that if the company is not able to secure at least $1.4 million in financing from the SBA within 9 months after the minimum offering is achieved then the company will promptly return all funds raised under the offering to the subscribers. Please clarify, in this section and the Business section, whether the funds will continue to be held in escrow while the company seeks the SBA financing or whether the company will have access to the funds after the minimum offering amount is raised. Also clarify whether there are any assurances that the company will be able to return all funds it has raised if the SBA financing is not obtained after the escrow is disbursed.

The response has been revised as follows:

If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering, which will still be in escrow, is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers.

Sincerely,



Jennifer M. Krueger

JMK:lah
082217
SEC lt5
Enc.
cc: Ms. Nancy Bode (via U.S. mail and email)(w/enc.)